DESCRIPTION OF SECURITIES REGISTERED
UNDER SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the rights of the common stock, without par value (“Common Stock”), of YUM! Brands, Inc. (the “Company,” “we,” or “our”), which is the only class of securities of the Company that is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description is based upon our Restated Articles of Incorporation (the “Articles of Incorporation”), Amended and Restated Bylaws (the “Bylaws”), and provisions of applicable law. We encourage you to read our Articles of Incorporation and Bylaws, each of which is filed as an exhibit to our Annual Report on Form 10-K, and the applicable provisions of the North Carolina Business Corporation Act (“NCBCA”) for additional information.

Under the Articles of Incorporation, the Company is authorized to issue 1,000,000,000 shares, without par value, of which 750,000,000 shares are Common Stock and 250,000,000 shares are Preferred Stock.

Common Stock

Voting Rights

The holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including the election of directors, and are not entitled to cumulate their votes for the election of directors. Except as provided with respect to any series of Preferred Stock authorized by the Company’s Board of Directors (the “Board”), holders of Common Stock have the exclusive voting power with respect to all matters to be voted on by shareholders.

Dividend Rights

The holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board from funds available therefor.

No Conversion, Preemptive or Redemption Rights

The holders of Common Stock are not entitled to conversion rights or any preemptive right to subscribe for or purchase any shares or other securities of the Company, and the Common Stock is not subject to redemption or sinking fund provisions.

Liquidation Rights

Upon liquidation, holders of Common Stock will be entitled to receive, pro rata, all the net assets of the Company available for distribution to such holders subject to payment or provision for payment of the debts and other liabilities of the Company and the preferential rights, if any, of any outstanding shares of Preferred Stock.

Listing

Our Common Stock is listed on the New York Stock Exchange under the symbol “YUM.”

Forum Selection

The Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the North Carolina General Court of Justice, Superior Court Division, with venue in Mecklenburg County, North Carolina (the “Mecklenburg County Superior Court”), or, if venue is not proper in the Mecklenburg County Superior Court, the North Carolina General Court of Justice, Superior Court Division, in any county in which venue is proper, or, if the North Carolina General Court of Justice lacks jurisdiction over any such action or proceeding, then the United States District Court located in the Western District of North Carolina, is the sole and exclusive forum and venue for: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director, officer, shareholder, employee or agent of the Company to the Company or the Company’s shareholders, including a claim alleging the aiding and abetting of any such breach of fiduciary duty; (iii) any action asserting a claim against the Company or any current or former director, officer, shareholder, employee or agent of the Company arising out of or relating to any provision of the NCBCA or the Articles of Incorporation or Bylaws or as to which the NCBCA confers jurisdiction upon the Mecklenburg County Superior Court; (iv) any action asserting a claim governed by the internal affairs doctrine; or (v) any other action asserting a claim against the Company or any current or former director, officer, shareholder, employee or agent of the Company that relates to the “internal affairs” of the Company for purposes of Section 55-7-50 of the NCBCA. Any person or entity purchasing, otherwise acquiring or retaining any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to this forum selection provision.

Limitations on Rights of Holders of Common Stock - Preferred Stock

Under the Articles of Incorporation, the Board is empowered, subject to limitations prescribed by the NCBCA and the Articles of Incorporation, to amend the Articles of Incorporation to authorize the issuance of Preferred Stock. The Preferred Stock may be divided into two or more series, with such preferences, limitations and relative rights as the Board may determine. However, no holder of Preferred Stock is authorized or entitled to receive upon an involuntary liquidation of the Company an amount in excess of $100 per share of Preferred Stock. The rights, preferences and privileges of our Common Stock are subject to, and may be adversely affected by, the rights, preferences and privileges of any series of Preferred Stock that we may authorize and issue in the future.

Of the 250,000,000 authorized shares of Preferred Stock, 750,000 shares have been designated as “Series A Junior Participating Preferred Stock.”

There are no shares of Preferred Stock outstanding.

Anti-Takeover Provisions

General

Certain provisions of the Articles of Incorporation, the Bylaws and the NCBCA may have the effect of delaying, deferring or preventing another party from acquiring control of the Company. These provisions are designed to reduce, or have the effect of reducing, our vulnerability to unsolicited takeover attempts.

Certain Provisions of North Carolina Law

The NCBCA has two primary anti-takeover statutes: The North Carolina Control Share Acquisition Act and The North Carolina Shareholder Protection Act. As permitted by the NCBCA, the Company has opted out of The North Carolina Control Share Acquisition Act. The North Carolina Shareholder Protection Act establishes minimum safeguards for a company’s public shareholders in the event another entity first acquires more than 20% of the voting shares of that company and then wishes to accomplish a second-step combination of the two businesses. These safeguards relate to the minimum value that must be paid to the company’s remaining shareholders in any such business combination; preservation of board of directors representation for the publicly-owned shares and of the dividend rate; limitations on certain intercorporate transactions prior to the consummation of the business combination; and requirements as to disclosure to remaining shareholders in connection with the proposed business combination. Unless these conditions are met, the business combination would require the affirmative vote of the holders of 95% of the voting shares of the company.

Shareholder Action by Written Consent

Under the NCBCA, our shareholders may take action by the unanimous written consent of all shareholders entitled to vote on the action in lieu of an annual or special meeting. Otherwise, shareholders are only able to take action at annual or special meetings of our shareholders called in accordance with the Bylaws.

Board of Directors Vacancies

The Articles of Incorporation authorize only our Board, and not our shareholders, to fill vacant directorships. These provisions could prevent a shareholder from increasing the size of our Board and gaining control of our Board by filling the resulting vacancies with its own nominees and could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

The Bylaws establish an advance notice procedure with regard to shareholder proposals (except proposals properly made in accordance with Rule 14a-8 under the Exchange Act) and shareholder director nominations. To be timely, advance notice of any shareholder proposal or director nomination for an annual meeting of shareholders generally must be received by the Company not more than 120 days and not less than 90 days before the anniversary date of the immediately preceding annual meeting of shareholders. In the case of a special meeting of shareholders called for the purpose of electing directors, notice of a shareholder director nomination must be received by the Company not earlier than 120 days prior to and not later than the close of business on the later of (i) 90 days prior to such special meeting and (ii) the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. The shareholder’s submission must include certain specified information concerning the proposal or director nominee and the shareholder, including the shareholder’s ownership of our Common Stock, as described in more detail in the Bylaws. These provisions may deter our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our meetings of shareholders.

Authorized but Unissued Shares

The Articles of Incorporation authorize the issuance of a significant number of shares of Common Stock and Preferred Stock. The authorized but unissued shares are available for future issuances without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our Board to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control of the Company. This possibility may encourage persons seeking to acquire control of the Company to negotiate first with our Board.

Our authorized but unissued shares of Preferred Stock could also have other anti-takeover effects. Under certain circumstances, any or all of the Preferred Stock could be used as a method of discouraging, delaying or preventing a change in control or management of the Company. For example, our Board could designate and issue a series of Preferred Stock in an amount that sufficiently increases the number of outstanding shares to overcome a vote by the holders of Common Stock, or with rights and preferences that include special voting rights to veto a change in control. The Preferred Stock could also be used in connection with the issuance of a shareholder rights plan, sometimes referred to as a “poison pill.” Our Board is able to implement a shareholder rights plan without further action by our shareholders.

Use of our Preferred Stock in the foregoing manner could delay or frustrate a merger, tender offer or proxy contest, the removal of incumbent directors or the acquisition of control by a third party, even if these actions would be beneficial to our shareholders. In addition, the existence of authorized but unissued shares of Preferred Stock could discourage bids for the Company even if such bid represents a premium over the then-existing trading price of our Common Stock.

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